

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4631

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile (607/974-2009)

Mail Stop 4631

May 13, 2010

James B. Flaws
Vice Chairman and Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

> **Re:** **Corning Incorporated**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 10, 2010**
> **Definitive Proxy Statement filed March 15, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Filed April 30, 2010**
> **File No. 001-03247**

Dear Mr. Flaws:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Exhibits 31.1 and 31.2

1. In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you should not: (i) replace the word "control" with "controls" in section 4(b) and (ii) replace the words "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "the period covered by the annual report" in section 4(d).

Definitive Proxy Statement

Compensation Risk Analysis, page 26

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please provide us with a description of the process you undertook to reach the conclusion that your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on your company.

Compensation Discussion and Analysis, page 26
Role of the Compensation Committee, page 33

3. With a view towards future disclosure, please provide us with a description of the nature and scope of the assignment that your compensation committee gave to Hewitt Associates, as well as the material elements of any instructions or directions given to Hewitt Associates with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Provide a Competitive Base Salary, page 30
How Corning Uses Executive Compensation Surveys, page 31

4. With a view towards future disclosure, please tell us where your chief executive officer's actual total direct compensation fell with respect to the approximate median value you used for his target total direct compensation.

Form 10-Q

General

5. In future filings, please EDGAR file the exhibits to the Form 10-Q as separate documents and not as part of the Form 10-Q document.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Dietrich King at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director